January 24, 2025

Marc Seelenfreund
Chief Executive Officer
Siyata Mobile Inc.
7404 King George Blvd., Suite 200, King   s Cross
Surrey, British Columbia V3W 1N6, Canada

       Re: Siyata Mobile Inc.
           Registration Statement on Form F-1
           Filed January 21, 2025
           File No. 333-284396
Dear Marc Seelenfreund:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Ross David Carmel, Esq.